Mail Stop 3561


									April 27, 2006




Mr. Maurice Marciano
Co-Chief Executive Officer and Director
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021


		RE:	Guess?, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 13, 2006
			File No.  1-11893

Dear Mr. Marciano:

		We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources, page 34

1. Please add interest payments related to your long-term debt to the table. Please include a note to the table to specify that the operating lease obligations figure does not include insurance, taxes and common area maintenance (CAM) charges to which the company is obligated. Provide a context for the reader to understand the impact of such charges on your total operating lease obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19,
2003 available at www.sec.gov.

Consolidated Balance Sheets, Page F-3

2. Please tell us your basis in GAAP for classifying your restricted cash amounts as current assets. In this regard we note that the debt related to this restriction is long-term.

Consolidated Statement of Cash Flows, Page F-6

3. Please tell us your basis in GAAP for classifying as financing activities the amortization of your deferred compensation amounts and the reduction of income taxes paid as a result of the deduction triggered by the employee exercise of stock options that was realized through equity and did not reduce income tax expense. Prior to the adoption of SFAS 123(R), we would expect these amounts to be classified as operating cash flows. Refer to EITF 00-15 and paragraphs 16-17 of APB 25.


Notes to Consolidated Financial Statements, page F-7

General

4. We note that you sell a variety of products based on information disclosed in Item 1. Business and the product line references on your website. Please provide the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:

- Women`s apparel
- Men`s apparel
- Accessories
- Other

		If you believe that other product categories are more appropriate, please advise.

5. Please tell us and disclose your accounting policy for your gift certificates and store credits.

Note 8. Notes Payable and Long-Term Debt, page F-18

6. Please disclose the carrying amount and classification of those assets pledged as collateral under your 6.75% notes due June 2012. Refer to paragraph 17(a)(2) of SFAS 140.

Note 10.  Acquisition of Maco Apparel S.p.A, page F-21

7. Please provide us with your significance tests under Rule 3-05 of
Regulation S-X for your acquisition of Maco Apparel and the retail stores purchased in Europe. Please tell us if the acquisition of Maco Apparel and the retail stores represents an acquisition of a group of related businesses as the term is defined in Rule 3-05
(3)
of Regulation S-X. Please tell us if you recognized any intangible asset related to Maco Apparel`s agreement to license your products in
Europe. Additionally, tell us if you recognized any intangible asset related to the distribution network obtained as a result of the acquisition. If you have not recognized intangible assets other than goodwill, please tell us in detail why not. Refer to EITF 03-9, 04-1 and SFAS 141 and 142.


Note 12.  Commitments and Contingencies, page F-26

Litigation, page F-26

8. With respect to the complaint filed by Michele Evets please disclose an estimate of the reasonably possible loss or range of loss or explicitly state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Schedule II Valuation and Qualifying Accounts, page F-33

9. Please disclose information related to your sales returns allowance or tell us why you believe no such disclosure is required.
Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Exhibits 31.1, 31.2, 31.3, 31.4

10. Please confirm that the inclusion of your Chief Executive Officers`, Chief Operating Officer`s and Chief Financial Officer`s titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEOs`, COO`s and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in
Item 601(b)(31) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
Mr. Maurice Marciano
Guess?, Inc.
April 27, 2006
Page 5